FOR IMMEDIATE RELEASE

Monday, September 24, 2007

(No.2007-09 #25)

Carmanah Introduces the EverGEN™ Line of Solar Engines
at Solar Power 2007 in Long Beach, CA

VICTORIA, BRITISH COLUMBIA, CANADA – Monday, September 24, 2007 - Carmanah Technologies Corporation (TSX: CMH) today introduced its newest innovation, the EverGEN™ solar engine, at the Solar Power 2007 conference in Long Beach, California.

Available in five models ranging from 10 to 80 watts in power, the EverGEN solar engine is a self-contained, solar-powered energy source that provides dependable, high-quality electricity for lights, sensors, cameras and more — anywhere there’s access to the sun. Carmanah founder and inventor of the world’s first self-contained solar-powered LED marine lantern, Dr. David Green, will also be at the show, presenting on the topic “Solar Solutions for Today’s Off-Grid Market.”

The EverGEN solar engine is the latest in a long line of solar-powered innovations by Carmanah Technologies — a global provider of renewable and energy-efficient technologies with more than 250,000 installations worldwide.

High Quality Power, Wherever You Need It

Quick and easy to install, the solar engine provides a versatile source of power at a fraction of the cost of a traditional hard-wired connection, without trenching, cabling, permits or a monthly utility bill. All components — including solar panels, rechargeable batteries, sensors and electronics — are integrated within a sleek, compact and durable pole-mounted design.

As a stand-alone power source, the EverGEN solar engine is ideal for locations where the best spot for a camera, sensor or area light may be impractical or impossible due to lack of access to grid power (for example, rural pathways, parks, parking lots, campuses, construction sites, marinas or remote airfields).

Solar Powered LED lights

When paired with Carmanah’s line of LED luminaires, any EverGEN solar engine can become a versatile, stand-alone lighting solution. Carmanah’s industrial-grade LED luminaires provide a bright, focused output with minimal glare or spillover to surrounding areas, making them ideal for urban locations. As a combined solution with Carmanah’s growing line of LED luminaires, the EverGEN solar engines are among the most versatile, efficient, reliable and environmentally friendly outdoor lighting solutions available.

Smart Energy Management

For areas with reduced access to sunlight, Carmanah’s patented MICROSOURCE® energy management system (EMS) automatically balances energy requirements with available resources, helping each solar engine to “learn” and adapt to its environment. With MICROSOURCE EMS, lighting characteristics such as automatic on/off times and default light output levels can also be customized for maximum efficiency, reliability and convenience.

Carmanah Founder Dr. David Green Presents at Solar Power 2007

Dr. David Green launched Carmanah in 1993 after designing and building the world's first self-contained LED marine navigation light. As a marine lantern, Carmanah's navigation lights are truly revolutionary — compact, economical and virtually indestructible, the solar-powered LED lanterns can lower costs by a factor of ten while improving performance and virtually eliminating maintenance. They have become indispensable among coast guards, waterway authorities, navies and boaters. Today, Carmanah designs and manufactures solar LED technology for aviation, industrial, roadways, transit and marine applications, as well as solar power systems for commercial, residential and recreational customers around the world.

At the Solar Power conference on Wednesday, September 26th (4:00pm - 5:30pm), Dr. David Green will join a panel of industry experts in discussing the unique challenges facing the off-grid solar power market. For a demonstration of Carmanah’s solar technology, visit the Carmanah booth at #457.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.  From its global headquarters in Victoria, British Columbia, Canada, Carmanah oversees a network of branch offices and sales representatives across Canada, the United States and the United Kingdom.

Carmanah is a publicly traded company, with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, visit www.carmanah.com.

Carmanah Technologies Corporation

“Roland Sartorius”

Roland Sartorius, Chief Financial Officer

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com